[redacted]

SEC 13026230 ISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC Mail Processing Section
NOV 25 2013
Washington DC
404

SEC FILE NUMBER
~~8-22190~~ 8-21140

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2012 (MM/DD/YY) AND ENDING 9/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SHEARMAN, RALSTON INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 BATTERY PLACE
(No. and Street)

NEW YORK	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DOUGLAS P. RALSTON (212) 248-1160
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOROWITZ & ULLMANN, P.C.
(Name – *if individual, state last, first, middle name*)

275 MADISON AVENUE, SUITE 902	NEW YORK	NY	10016
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

12/3/13
12/2/2013

OATH OR AFFIRMATION

I, DOUGLAS P. RALSTON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SHEARMAN, RALSTON INC., as of SEPTEMBER 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DPRalston

Signature

Pres.

Title

Caren S. Brutten

Notary Public

CAREN S. BRUTTEN
Notary Public, State of New York
No. 02BR4500787
Qualified in New York County
Commission Expires ~~Nov. 30, 19~~ 3/24/14

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHEARMAN, RALSTON INC.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2013

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

SHEARMAN, RALSTON INC.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2013

SHEARMAN, RALSTON INC.

TABLE OF CONTENTS

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

275 Madison Avenue
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Shearman, Ralston Inc.
New York, NY

Report on Financial Statements

We have audited the accompanying financial statements of Shearman, Ralston Inc. which comprises the statement of financial condition as of September 30, 2013 and the related statements of income, cash flows and changes in stockholders' equity for the year then ended, and the related notes to the financial statements.

Management's Responsibility

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shearman, Ralston Inc. as of September 30, 2013, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Report on other legal and regulatory requirements

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules number "1" through "4" is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Horowitz & Ullmann, P.C.

November 6, 2013
New York, NY

SHEARMAN, RALSTON INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2013

ASSETS

CURRENT ASSETS	
Cash	$ 23,319
Marketable securities	7,804,912
Commission receivable from clearing broker	50,183
Total current assets	7,878,414
OTHER ASSETS	
Note receivable-stockholder	675,000
Note receivable-employee	110,000
Security deposits	14,553
Total other assets	799,553
TOTAL ASSETS	$8,677,967

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable and accrued liabilities	$1,381,617
Deferred taxes payable	2,309,439
Securities sold, not yet purchased	29,970
TOTAL LIABILITIES	3,721,026
STOCKHOLDERS' EQUITY	
Capital Stock	
Common, Class "A", $1.00 par value, authorized 10,000 shares; issued 2,500 shares, outstanding 1,250 shares	2,500
Common, Class "B", $1.00 par value, authorized 10,000 shares; issued 225 shares, outstanding 112.50 shares	225
Additional paid-in capital	32,151
Treasury stock, at cost (1,250 shares of Class "A" common stock and 112.50 shares of Class "B" common stock)	(328,485)
Retained earnings	5,250,550
TOTAL STOCKHOLDERS' EQUITY	4,956,941
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$8,677,967

See independent auditor's report and accompanying notes to financial statements.

SHEARMAN, RALSTON INC.
STATEMENT OF INCOME
YEAR ENDED SEPTEMBER 30, 2013

REVENUES	
Customer commissions	$ 539,933
Dividend and interest income	254,653
Unrealized gain on securities	1,008,247
Realized loss on securities	(12,269)
Clearance rebate income	83,783
Other income	10,270
Total revenues	1,884,617
EXPENSES	
Employee compensation	549,506
Clearance charges	50,527
Rent	40,583
Travel and entertainment	69,931
Insurance	54,940
Interest	11,881
Contributions to profit sharing plan	18,000
Payroll taxes	34,203
Tickers and quotation service	24,663
Telephone	10,842
Professional and registration fees	15,446
Office expense	16,687
Miscellaneous	465
Total expenses	897,674
INCOME BEFORE PROVISION FOR INCOME TAX	986,943
PROVISION FOR INCOME TAX	461,836
NET INCOME	$ 525,107

See independent auditor's report and accompanying notes to financial statements.

SHEARMAN, RALSTON INC.
STATEMENT OF CASH FLOWS
YEAR ENDED SEPTEMBER 30, 2013

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 525,107
Adjustments to reconcile net income to net cash used for operating activities:	
Unrealized gain on investment securities	(1,008,247)
Realized loss on sale of investment securities	12,269
Deferred income tax	448,190
Changes in assets and liabilities:	
Proceeds from sales of marketable securities	33,410
Purchase of marketable securities	(39,957)
Increase in security deposit	(471)
Increase in note receivable-employee	(40,000)
Increase in due from clearing broker	62,735
Decrease in commission receivable	3,640
Decrease in accounts payable	(757)
Total adjustments	(529,188)
NET INCREASE IN CASH	(4,081)
CASH - October 1, 2012	27,400
CASH - September 30, 2013	$ 23,319

See independent auditor's report and accompanying notes to financial statements.

SHEARMAN, RALSTON INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED SEPTEMBER 30, 2013

	Common Stock Class "A"	Common Stock Class "B"	Paid-in Capital	Treasury Stock	Retained Earnings	Total
Balances October 1, 2012	$2,500	$225	$32,151	$(328,485)	$4,725,443	$4,431,834
Net income	-	-	-	-	525,107	525,107
Balances September 30, 2013	$2,500	$225	$32,151	$(328,485)	$5,250,550	$4,956,941

See independent auditor's report and accompanying notes to financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Shearman, Ralston Inc. is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). Its primary source of revenue is derived from providing brokerage services to customers located mainly in the New York metropolitan area, who are predominately upper-income and middle-income individuals.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition:
Customers' securities transactions are reported on a settlement-date basis with the related commission income and clearing expenses reported on a trade-date basis as securities transactions occur. All such transactions are cleared through another broker-dealer on a fully disclosed basis.

Securities Transactions:
Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. The Company uses the specific identification method for determining the cost basis in computing realized gains and losses.

Marketable securities are valued at market value based on the closing sales prices as listed on a securities exchange on the last business day of each month. The resulting difference between cost and market is included in income as unrealized gain or loss. Investment securities, not readily marketable, are recorded at cost.

The Company adopted The Fair Value Measurements Topic of the FASB Accounting Standards Codification which defines fair value as the price that the Company would receive upon selling an investment in a timely transaction to an independent buyer in the principal or most advantageous market for the investment. The Fair Value Measurements Topic established a three-tier hierarchy to maximize the use of observable market data and minimize the use of unobservable inputs and to establish classification of fair value measurements for disclosure purposes. Inputs refer broadly to the information that market participants would use in pricing the asset or liability, including assumptions about risk, and are classified as observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs are inputs that reflect the reporting entity's own assumptions about the factors market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The three-tier hierarchy of inputs is summarized in the three broad levels listed below.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Level 1 – quoted prices in active markets for identical investments
Level 2 – other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

The Company's investment in marketable securities consists entirely of Level 1 securities utilizing valuation techniques consisting exclusively of quoted market prices.

Collateral:
The Company maintains a proprietary margin account with the broker-dealer that holds the Company's marketable securities. The securities serve as collateral for the margin account balance. The margin account balance is included in accounts payable and accrued liabilities in the Statement of Financial Condition.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Subsequent Events:
The Company has evaluated subsequent events through November 6, 2013, the date that the financial statements were available to be issued.

3. SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for income taxes and interest is $13,646 and $11,374, respectively.

4. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions, of $100,000 or one-fifteenth of aggregate indebtedness as defined, if larger. Net capital and aggregate indebtedness fluctuate from day to day but, at September 30, 2013, the Company's net capital exceeds such capital requirements by $2,831,787 and the ratio of aggregate indebtedness ($1,381,617) to net capital ($2,931,787) is 0.4713 to 1.

5. INCOME TAXES

The Company computes its tax in accordance with the requirements of the Income Tax Topic of the FASB's ASC.

The provision for income taxes includes the following at September 30, 2013:

	Current	Deferred	Total
Federal income tax expense	$ -	$286,842	$286,842
State and local tax expense	13,646	161,348	174,994
	$13,646	$448,190	$461,836

A reconciliation of the difference between the expected income tax expense computed at the U.S. statutory income tax rate and the Company's income tax expense is summarized as follows:

Expected income tax benefit at U.S. statutory tax rate	$ 335,559
(Increase)/decrease in tax benefit from:	
State and local income tax expense, net of federal income tax benefit	115,496
Other	10,781
	$ 461,836

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The tax effect of the temporary differences giving rise to the Company's deferred tax liability results from unrealized gains on marketable securities.

The Company's federal income tax returns and state and city tax returns for fiscal years 2009 through 2012 are subject to examination by the tax authorities, generally for three years after they were filed with the tax authorities. The Company believes that, as of September 30, 2013, there were no material uncertain tax positions that would require disclosure under GAAP.

6. NOTES RECEIVABLE-STOCKHOLDER AND EMPLOYEE

The notes bear interest at a variable rate (the three-month average broker call rate, less 1%) and require quarterly interest payments, all of which were paid, and total $9,413 for the year ended September 30, 2013. The entire principal amount of the stockholder note is due and payable on the maturity date, which is March 1, 2016. The note is secured by the residence of the stockholder. The entire principle amount of the employee note is due December 1, 2020.

7. PENSION PLAN

The Company has a profit sharing pension plan for all full-time employees who have completed at least one full year of service. For the fiscal year ended September 30, 2013, the amount contributed is $18,000.

8. CONCENTRATIONS OF CREDIT RISK

The Company engages in various trading and brokerage activities in which counterparties primarily include other broker-dealers and banks. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

9. OPERATING LEASE OBLIGATION

The Company conducts its operations from premises leased under a five-year operating lease expiring in March 2014. Rent expense is $40,583 for the year ended September 30, 2013, which includes utilities and real estate taxes.

SHEARMAN, RALSTON INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS
SEPTEMBER 30, 2013

The Company does not have any liabilities subordinated to claims of creditors.

Schedule "1"

SHEARMAN, RALSTON INC.
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
SEPTEMBER 30, 2013

STOCKHOLDERS' EQUITY, PER STATEMENT OF FINANCIAL CONDITION	$ 4,956,941
Less: Nonallowable assets:	
Deposits	14,553
Notes receivable-stockholder and employee	785,000
TENTATIVE NET CAPITAL	4,157,388
Capital charge on investment securities	1,170,737
Capital charge on undue concentration	54,864
NET CAPITAL	2,931,787
Less: Minimum net capital required to be maintained ($100,000 or 1/15th of aggregate indebtedness, whichever is greater)	100,000
EXCESS NET CAPITAL	$ 2,831,787
AGGREGATE INDEBTEDNESS	
Accounts payable and accrued liabilities	$ 1,381,617
1/15TH OF AGGREGATE INDEBTEDNESS	$ 92,108
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.4713 to 1

See independent auditor's report and accompanying notes to financial statements.

Schedule "2"

SHEARMAN, RALSTON INC.
RECONCILIATION OF NET CAPITAL
PURSUANT TO SEC RULE 17a-5 (d)(4)
SEPTEMBER 30, 2013

Net Capital, per Form X-17a-5 as of September 30, 2013, unaudited	$2,931,787
Add: Audit adjustments	-
Net Capital per Accompanying Computation of Net Capital Under SEC Rule 15c3-1	$2,931,787

See independent auditor's report and accompanying notes to financial statements.

Schedule "3"

SHEARMAN, RALSTON INC.
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3
SEPTEMBER 30, 2013

The Company was exempt from the provisions of Rule 15c3-3 (k)(2)(b) under the Securities and Exchange Act of 1934 for the year ended September 30, 2013.

"Schedule 4"

SHEARMAN, RALSTON INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
SEPTEMBER 30, 2013

The Company was exempt from the provisions of Rule 15c3-3(k)(2)(b) under the Securities and Exchange Act of 1934 for the year ended September 30, 2013.

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

275 Madison Avenue
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

The Board of Directors
Shearman, Ralston Inc.
New York, NY

In planning and performing our audit of the financial statements of Shearman, Ralston Inc. for the year ended September 30, 2013, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Shearman, Ralston Inc., that we considered relevant to the objectives stated in Rule 17a-5(g).

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, management is required to make estimates and judgments to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objective of internal controls and of the practices and procedures is to provide management with reasonable, but not absolute, assurance (1) that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and (2) that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal controls would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the AICPA. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal controls, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at September 30, 2013 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on SEC Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Horowitz & Ullmann, P.C.

New York, NY
November 6, 2013

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

275 Madison Avenue
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Board of Directors
Shearman, Ralston Inc.
New York, NY

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2013, which were agreed to by Shearman, Ralston Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Shearman, Ralston Inc.'s compliance with the applicable instructions of the Assessment Reconciliation (Form SIPC-7). Shearman, Ralston Inc.'s management is responsible for Shearman, Ralston Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries.

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended September 30, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Horowitz & Ullmann, P.C.

November 6, 2013

SHEARMAN, RALSTON INC.
SUPPLEMENTAL REPORT – SIPC SCHEDULE OF ASSESSMENT AND PAYMENTS
FOR THE YEAR ENDED
SEPTEMBER 30, 2013

Total revenue	$1,884,617
Deductions:	
Other revenue not related to securities	9,503
Commissions, floor brokerage and clearance paid to other brokers and dealers in connection with securities transactions	50,527
Realized and unrealized gains on securities	995,978
Interest expense	11,881
Total deductions	1,067,889
Total revenue, subject to assessment	816,728
Computation of assessment:	
For the year ended September 30, 2013 @.0025	$ 2,041
Less: Payments	
April 2013	1,058
Balance Due	$ 983